CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone: (852) 2840 8873
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

2nd December 2005

[redacted]

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Deputy Company Secretary

DF/FL/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement
Aircraft Acquisition

On 1st December 2005, Cathay Pacific has accepted Boeing's proposal to acquire 12 Boeing 777-300ER aircraft from Boeing.

This announcement is made pursuant to paragraph 13.09 of the Listing Rules.

On 1st December 2005, Cathay Pacific accepted Boeing's proposal (the "Proposal") to acquire 12 Boeing 777-300ER aircraft (the "Aircraft") from Boeing, subject to Cathay Pacific and Boeing entering into the relevant purchase agreement(s) on or before 19th December 2005. Refundable deposits totalling US$2.64 million are payable by Cathay Pacific to Boeing upon acceptance of the Proposal.

According to the information provided to Cathay Pacific by Boeing, the catalogue price of the Aircraft in aggregate is approximately US$2.85 billion. The aggregate consideration payable for the Aircraft, which will be determined after arm's length negotiations between the parties, will be lower than such catalogue price. The acquisition of the Aircraft will be a major transaction for Cathay Pacific under Chapter 14 of the Listing Rules. Accordingly, Cathay Pacific will make a further announcement upon entering into the purchase agreement(s) for the Aircraft.

Despite having accepted the Proposal, Cathay Pacific will not incur any legal rights or obligations in relation to the acquisition of the Aircraft unless and until the relevant purchase agreement(s) are entered into and the conditions set out therein have been satisfied.

In the meantime, shareholders of and potential investors in Cathay Pacific are recommended to exercise caution when dealing in or investing in the shares of Cathay Pacific.

Directors

As at the date of this announcement, the Directors of the Company are:
Executive Directors: David Turnbull (Chairman), Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, Raymond Yuen, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"Boeing"	The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A.
"Cathay Pacific" or "Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"Listing Rules"	Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board
Cathay Pacific Airways Limited
Margaret Yu
Company Secretary
Hong Kong, 1st December 2005

SWIRE

CATHAY PACIFIC